SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
May 2002	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
 (Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
 (Address of Principal Executive Offices)

Telephone (403) 262-1838

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPORT TO SHAREHOLDERS

For the three months ended March 31, 2002

OVERVIEW

Birch Mountain Resources Ltd. has made progress in fire assay verification and is working on extraction technology for precious metals in sedimentary rocks. The Company continues to advance the science of natural nanoparticles in geologic materials and to expand its intellectual property protection. There is strength developing in the gold market and rapidly expanding interest in nanotechnology. Birch Mountain offers investors exposure to both market sectors.

TRADING STATUS

Birch Mountain issued a news release on March 7, 2002, announcing that Birch Mountain and the Canadian Venture Exchange had reached an agreement allowing for the reinstatement of the Company's shares for trading. The CDNX advised that no adverse inference should be drawn from the suspension.

On March 27, 2002, the Company announced approval of its common shares for trading in the United States on the OTC Bulletin Board under the symbol BHMNF.

Birch Mountain intends to pursue listings on more senior trading venues and international listings as soon as possible to broaden investor exposure to the Company.

CORPORATE UPDATE

In order to clarify its on-going operations and to address any concerns relating to future disclosure, the Company has established two operating divisions: Mineral Technology and Mineral Exploration.

The Company's mineral leases convey the rights to metallic and industrial minerals, including limestone. With the industrial development in the Fort McMurray region (C$86 billion of proposed energy projects, Edmonton Journal, May 10, 2002) Birch Mountain has been advised that there is a shortage of aggregate in the region.

The Company will establish an Industrial Mineral division to take advantage of opportunities for the commercial sale of limestone aggregate, and to investigate the heavy mineral potential of our proprietary technology with oil sands operators in the Athabasca region.

The trading suspension imposed by the Canadian Venture Exchange imposed serious financial constraints on the Company that are being rectified. On April 22, 2002, Birch Mountain announced that it intended to raise up to C$525,000 as a first stage in a multi-staged financing to advance the Company's natural nanoparticle research and precious metal assay verification programs. Birch Mountain is pleased with the response to the financing initiative and expects to close this financing shortly. In addition, the Company is negotiating terms for the sale of limestone to an oil sands operator and is investigating the potential of contracting the production of limestone aggregate from its leases to a third party in order to provide cash flow to support its exploration and research.

Share Capital (March 31, 2002)
Issued and Outstanding Shares:	33,647,122
Fully Diluted Shares:	38,371,653

Mineral Technology Division

Disclaimer: The results reported under the Mineral Technology Division should not be interpreted as scientific or technical information in respect of any exploration, development or production activities on any mineral property material to Birch Mountain. These results do not imply, nor may they be used to infer, economic value.

Precious Metal Nanoparticles

Recent work conducted at the Microscopy and Imaging Facility, Faculty of Medicine, University of Calgary, has led to the identification of natural platinum nanoparticles in rocks. In 1999, Birch Mountain hypothesized that the occurrence of precious metals as nanoparticles might explain conflicting analytical results reported by Birch Mountain and other parties. The recent results show that precious metal nanoparticles are indeed present in rocks and that the larger microparticles observed by Birch Mountain and others, are aggregates of these much smaller nanoparticles.

Fire Assay Verification

Birch Mountain has contracted independent consultants to verify a customized fire assay method developed by AuRIC Precious Metals, Inc. The results of tests conducted by AuRIC met verification protocol criteria for analytical precision, quality control and threshold concentrations of 1 g/t total precious metals in chain-of-custody material. Accordingly, testing of the AuRIC fire assay method was initiated in an independent Canadian laboratory. On May 14, 2002, Birch Mountain released results which showed that although gold and platinum were quantitatively detected in the chain-of-custody samples at the Canadian lab by a customized fire assay, the measured values were lower and more erratic than the results obtained by AuRIC and did not meet criteria, set by the Birch Mountain, of the verification protocol. Additional work to resolve the differences in results will be conducted with a decision to continue the testing expected 4-6 weeks after commencing these additional tests. These independent results, and the results of quantitative analyses of extract solutions by GEO LABS (March 7, 2002, news release), are consistent with Birch Mountain's hypothesis that gold and precious metals may exist in a form that is not detected by routine application of conventional fire assay.

Patents

Birch Mountain has been advised by its U.S. patent counsel that the Patent Examiner has indicated allow ability for a portion of the original claims, which cover part of the originally claimed subject matter. Birch Mountain has, upon advice from its U.S. patent counsel, decided to limit the original application to those allowable claims and to place the application in condition for allowance and permit the patent to be issued. The remaining claims will be pursued in a continuation application. Birch Mountain is awaiting action by the U.S. Patent Office on the divisional application previously filed to cover the product claims of the original patent application. The international PCT application, corresponding to the original U.S. patent application, is currently pending and under preliminary examination by the PCT examining authority.

Mineral Exploration Division

In April 2002, the Company filed an assessment report claiming C$5.15 million in exploration expenditures for its Athabasca and Birch Mountains exploration properties. Since summer 2001, exploration in Athabasca has primarily involved logging and sampling of about 300 drill cores and examination of 171 electronic borehole logs from areas of current oil sands development. In the Birch Mountains, Shear Minerals Inc. and Marum Resources Ltd. conducted a drilling program for diamonds under an option agreement with Birch Mountain; no potentially diamondiferous rocks were encountered. Further precious metals exploration in Athabasca is continent upon verification of a method for estimating precious metal concentrations.

Birch Mountain no longer retains any mineral interests in Manitoba, having elected to release Special Exploration Permit 96-1 held by its wholly owned subsidiary Dawson Bay Minerals Inc.

Industrial Minerals Division

The initial focus of the Industrial Minerals division will be the sale of limestone for the production of aggregate (gravel) in the Fort McMurray area. Due to the shortage of aggregate for road construction and other uses, a market may exist for the Company to supply limestone from its leased areas to local contractors. It is expected that Birch Mountain will contract the production of aggregate to experienced operators and will collect a royalty on limestone production.

In addition, the Company commissioned studies on the potential of heavy mineral production from tailings from oil sands production and is actively investigating the application of its patent pending technology to minerals in these materials. Birch Mountain believes that there may be a business opportunity in processing tailings and other by-products of oil sands processing. Opportunities in these industrial minerals will depend on the successful application of its proprietary technology and the acquisition of rights to these materials from the oil sands operators.

The Board of Directors and management believe that the future for the company has never been better and anticipate an increase in shareholder value reflecting the potential opportunities for Birch Mountain.

Yours truly,

/s/ Douglas J. Rowe
Douglas J. Rowe
President & CEO
May 28, 2002

FORWARD-LOOKING STATEMENTS: This report to shareholders contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

Birch Mountain Resources Ltd.
(UNAUDITED) CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2002
	31-Mar-02		31-Dec-01 Audited
ASSETS
Current Assets
Cash	79,735		290,714
Accounts receivable	34,531		32,968
Prepaids and deposits	148,061	262,327	60,097	383,779
Capital Assets		212,839		225,828
Total Assets		$475,166		$609,607
LIABILITIES & SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	570,666		309,101
Short term loan	111,300		-
		$681,966		$309,101
Shareholder's Equity (Deficiency)
Share capital	24,330,612		24,346,505
Share subscriptions	76,550		-
Deficit	-24,613,962	-206,800	-24,045,999	300,506
Total Liabilities and Shareholder's Equity		$475,166		$609,607

(UNAUDITED) CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2002

	31-Mar-02		31-Mar-01
CASH FLOWS FROM OPERATING ACTIVITIES
Interest income received	149		21,716
Cash paid to employees	-229,936		-202,065
Cash paid to suppliers	-168,943	-398,730	-488,746	-669,095
CASH FLOWS FROM FINANCING ACTIVITIES
Short term loan	111,300
Shares subscription received	76,550
Share issuance costs	-	187,850	73,357	73,357
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	-99		-18,416
		-99		-18,416
INCREASE (DECREASE) IN CASH		-$210,979		-$614,154
CASH AT BEGINNING OF PERIOD		290,714		2,861,715
CASH AT END OF PERIOD		$79,735		$2,247,561

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2002
( UNAUDITED )

	31-Mar-02	31-Mar-01

EXPENSES
Amortization	13,087	13,451
Consulting	-	6,500
Mineral exploration costs	237,135	130,551
Office	54,066	81,266
Professional Fees	98,122	172,155
Research costs	23,455	50,235
Salaries, management fees and benefits	124,680	119,430
Shareholder services and promotion	33,460	52,771

LOSS BEFORE THE FOLLOWING	584,005	626,359

Interest and other income	-149	-21,716

Loss before income taxes	$583,856	$604,643
Future income tax recovery	-15,893	-$52,000
Net loss for the period	$567,963	$552,643

Deficit, beginning of period	24,045,999	21,866,604

Deficit, end of period	$24,613,962	$22,419,247

Loss per share
Basic	0.02	0.02

Share capital
Issued and outstanding	33,647,122	33,552,966

Birch Mountain Resources Ltd.
Notes to the Unaudited Financial Statements
For the period ended March 31, 2002

1.    Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments which might be necessary should the Company be unable to continue its operations as a going concern.

2.    Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2001, with the exception of the adoption of the accounting policy as described in Note 3. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2001.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3.    Adoption of accounting policy

Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

3.    Adoption of accounting policy (continued)

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.00%; dividend yield of 0%, a volatility factor of 10%, and option life of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the expected option life.

4.    Stock-based compensation

The following are the pro forma net loss and basic loss per share amounts had the Company charged the fair share of stock-based compensation to net loss:

Three Months Ended March 31, 2002
Net loss for the period	567,963
Pro forma stock compensation	3,133
Pro forma loss for the period	571,096

Loss per share - basic	0.02

5.    Share capital

        (a)    Common shares

At March 31, 2002, 33,647,122 shares were outstanding. There were no shares issued during the three months ended March 31, 2002.

(b)    Reserved for issue

Options

The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors, limited to maximum of 10% of the issued and outstanding shares and a term not exceeding five years.

The Company has granted options on common shares as follows:
	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2001 outstanding	2,298,750	0.22 - 1.36	0.77	2002 - 2006
Granted	1,140,000	0.26	0.26	2007
Cancelled	(125,000)	0.70	0.70	2002
March 31, 2002 outstanding	3,313,750	0.22 - 1.36	0.60	2002 - 2007

As a subsequent event, the Board of Directors approved a new stock option plan. The plan received conditional approval from the Exchange April 12, 2002. The aggregate number of shares issuable upon the exercise of all options granted under the new plan shall not exceed 3,392,674 common shares. This is in addition to the 3,313,750 stock options currently issued and outstanding under the existing stock option plan. The full plan is contained in the Information Circular mailed to shareholders for approval at the Annual General and Special Meeting to be held June 20, 2002.

    Warrants

At March 31, 2002, 1,410,781 warrants were outstanding. No warrants were issued or cancelled during the first three months ended March 31, 2002.

6.    Future Income Tax Recovery

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

Based on the expenditures during the three months ended March 31, 2002, future income tax recoveries of $15,893 have been recorded along with a corresponding reduction to share capital.

7.     Shareholder Loans

The Company received loans from shareholders in the amount of $111,300 in the quarter ended March 31, 2002, and subsequently has received additional shareholder loans in the amount of $71,550. These notes come due August 30, 2002.

8.    Related Party Transactions during the Period

Included in shareholder services and promotion are amounts paid to a company controlled by the spouse of a director totalling $1,375 for the first three months ended March 31, 2002.

9.     Subsequent events

Subsequent to March 31, 2002, the Company entered into discussion with Suncor Energy Inc. for the sale of limestone for aggregate purposes, the rights of which are held by the Company.

To date, the value of this agreement is not determinable and as a result has not been accrued in the financial statements.

10.    Material differences between Canadian and United States generally accepted accounting principles

  The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

a.

The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was nil at March 31, 2002 (December 31, 2001 - $75,000).

b.

Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	March 31 2002	December 31 2001
Deficit under Canadian GAAP	24,613,962	24,045,999
Future income taxes	1,245,782	1,229,889
Deficit under U.S. GAAP	25,859,744	25,275,888

In addition, the impact on the consolidated statements of loss would be as follows:

	3 months March 31, 2002	3 months March 31 2001
Net loss for the period under Canadian GAAP	567,963	552,643
Future income taxes	15,893	52,000
Net loss for the period under U.S. GAAP	583,856	604,643
Loss per share under U.S. GAAP	0.02	0.02

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at March 31, 2002, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming an annual risk free rate of 5%, a dividend yield of 0%, a volatility factor of 10%, and an option life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	3 months March 31, 2002	3 months March 31, 2001
Net loss under U.S. GAAP	583,856	604,643
Pro forma stock compensation	24,953	132,128
Pro forma net loss under U.S. GAAP	608,809	736,771
Pro forma loss per share under U.S. GAAP	0.02	0.02

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 29, 2002	BIRCH MOUNTAIN RESOURCES LTD.
/s/ Donald L. Dabbs
DONALD L. DABBS
Vice-President and CFO